Luby’s, Inc.
13111 Northwest Freeway
Suite 600
Houston, TX 77040
________________________________________________________________________________________________________________________________________________________________________________________

                                                                                             March 10, 2008

                                                          Via FedEx Overnight and Via Facsimile

United States Securities and Exchange Commission
450 Fifth Street N. W.
Washington D.C. 20549

Attention:              Linda Cvrkel
        Branch Chief

Ladies and Gentlemen:

Set forth below is the response of Luby’s, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 29, 2007, and related matters contained in a letter from the Staff to Mr. K. Scott Gray, Senior Vice President and Chief Financial Officer of the Company, dated March 6, 2008.

Form 10-K for the Fiscal Year Ended August 29, 2007

Note 6: Impairment of Long-Lived Assets and Property Held for Sale

1.
We note from your response to our prior comment 5 that the estimated fair value of the property of $.5 million is lower than the carrying amount before the asset was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the asset been continuously classified as held and used of $1.1  million.  However, your response is not clear as to the amount of the previous impairment and the carrying value of the restaurant immediately before the impairment.  Please tell us the carrying value of the asset as of the date immediately before it was impaired and the amount of the depreciation expense you have assumed would have been recognized had the asset been continuously classified as held and used.  Also, tell us how you have calculated that depreciation expense.  Additionally, please tell us the amount and date the original impairment expense was recorded.

RESPONSE: The amount of the original asset impairment expense was $1.9 million, which was the carrying value of the building and equipment assets as of the date immediately before it was originally impaired in August 2001. The amount of building and equipment-related asset depreciation expense we computed would have been recognized had the building assets been continuously classified as held and used was $0.9 million, which would have resulted in a net book value of $1.0 million.  The net book value differs by $0.1 million from that presented in our response letter dated February 19, 2008, as we refined our computation in conjunction with the preparation of our response to the Staff’s comment letter dated March 6, 2008.  Nevertheless, net book value assuming continued depreciation substantially exceeds the estimated fair value of $0.5 million.

The $0.9 million building and equipment-related asset depreciation expense noted above was calculated based on the lesser of the estimated useful life or the related lease term using the straight-line method, which is the same method that was used when the assets were originally placed in service.  The building assets were being depreciated over the term of the ground lease, which will expire in February 2019.  The equipment assets had estimated useful lives of 3 to 10 years. Most of the equipment assets had estimated useful lives of 10 years.

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Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

                                                    Very truly yours,

                                                                                        /s/K.Scott Gray

                                                                       K. Scott Gray
                                                                       Senior Vice President and
                                                                       Chief Financial Officer